SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY TAX SAVING CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

 Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and for the year ended December 31, 2003

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held At End of Year)	10
Signature	11

Exhibit

Exhibit 23 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett-Packard Company Tax Saving Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California
May 14, 2004

1

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Cash	$919,294,854	--
Investments	2,966,450,258	2,940,515,933
Receivables:
Company contribution receivable	6,132,800	11,971,229
Amount due from brokers for securities sold	291,786	1,119,761
Interest and dividends receivable	1,954,406	1,967,579

Total receivables	8,378,992	15,058,569

Total assets	3,894,124,104	2,955,574,502

Liabilities
Amounts due to brokers for securities purchased	5,736,965	2,166,412

Total liabilities	5,736,965	2,166,412

Net assets available for benefits	$3,888,387,139	$2,953,408,090

See accompanying notes.

2

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Contributions:
Participant	$256,825,776
Company	126,909,383
Rollover	27,167,804

Total contributions	410,902,963
Investment income:
Interest and dividends	50,548,241
Net realized and unrealized appreciation in fair value of investments	680,495,722

Total investment income	731,043,963

Total additions	1,141,946,926

Deductions
Benefits paid directly to participants	206,883,003
Administrative expenses	84,874

Total deductions	206,967,877

Net increase	934,979,049

Net assets available for benefits:
Beginning of year	2,953,408,090

End of year	$3,888,387,139

See accompanying notes.

3

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Notes to Financial Statements
December 31, 2003

1. Description of the Plan

The following brief description of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In May 2002, the Company acquired Compaq Computer Corporation (Compaq). At the time of acquisition, Compaq sponsored its own defined contribution plan named Compaq Computer Corporation 401(k) Investment Plan (the Compaq Plan).

Contributions

All employees are deemed to have elected a three percent compensation deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Company.

Effective January 1, 2003, participants may annually contribute, on a pretax basis, up to 50% (previously up to 20%) of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). The annual limitation was $12,000 for 2003. Effective July 15, 2003, participants who are age 50 or older by the end of the plan year can contribute an additional $2,000 above the annual limitation. These “catch-up” contributions are not eligible for the Company match. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

The Company contributes 100% of the first 3% and 50% of the next 2% of compensation that each participant contributes to the Plan. The Plan uses a year-end “true-up” matching contribution feature to allow participants to receive the maximum matching contribution available, by making up any loss in matching contributions resulting from the participant’s individual savings strategies. To be eligible to receive the year-end “true-up” match, the participant must be employed on the last day of the plan year. The “true-up” matching contribution was $6,132,800 for the year ended December 31, 2003.

4

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participant and Company contributions are made in cash for all funds except the Hewlett-Packard Company Stock Fund (Company Stock Fund). Contributions to the Company Stock Fund are made in either cash or the Company’s common stock. No contributions were made in common stock in 2003.

Vesting

Participants are one hundred percent vested in the Plan at all times.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions, and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. All amounts in participant accounts, including amounts invested in the Agilent Stock Fund prior to the June 2, 2000 spin off of Agilent Technologies, Inc., are participant-directed. However, effective June 2, 2000, no amounts may be directed into the Agilent Stock Fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus one-half of 1% (0.5%). Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Participants with account balances exceeding $5,000 may elect to receive a series of cash installment payments. Lump-sum payments may be made in cash or shares of stock for distribution from both the Company Stock Fund and the Agilent Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met.

5

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Substantially all fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Certain other administrative fees are charged to individual participant’s accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust fund is valued at the quoted redemption value on the last business day of the plan year. The money market fund is valued at cost plus accrued interest, which approximates fair value. The Company’s and Agilent’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2003	2002
Hewlett-Packard Company common stock	$555,140,844	$429,055,525
Fidelity Magellan Fund	733,512,512	583,405,476
Fidelity Contrafund	364,996,709	261,702,195
Fidelity Institutional Money Market Fund	*	384,551,899
Fidelity Growth & Income Portfolio	256,699,831	199,820,517
Vanguard Institutional Index Fund Plus	294,940,509	190,312,151
Fidelity Intermediate Bond Fund	*	149,090,776
Fidelity Low-Priced Stock Fund	276,027,947	*

* Fair value of the investment was less that 5% of net assets at the date specified.

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Registered investment companies	$493,677,284
Common collective trust fund	16,467,337
Common stock	170,351,101

$680,495,722

7

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of approximately $142,365,000 and sales of approximately $158,428,000 of the Company’s common stock.

6. Subsequent Events

Effective January 1, 2004, the Compaq Plan merged into the Plan, and the Compaq Plan’s net assets, amounting to $3,299,714,742, were transferred into the Plan.

Effective January 1, 2004 the Plan’s name was changed to Hewlett-Packard Company 401(k) Plan (the HP 401(k) Plan). Subsequently, assets of the HP 401(k) Plan were mapped into new investment funds, which include an expanded menu of investment options within a new three-tier structure. Tier 1 includes four ready-made portfolios that represent different points on the risk/return spectrum. Tier 2 includes 14 institutional funds in a range of asset classes. Tier 3 includes 17 brand-name mutual funds spanning several investment categories.

The HP 401(k) Plan offers two types of loans namely general-purpose loans and primary residence loans. Interest on each type of loan is equal to the prevailing prime rate plus 1%. The repayment period for a general-purpose loan may not exceed five years and the repayment period for a primary residence loan may not exceed 15 years.

The HP 401(k) Plan was further amended effective January 31, 2004, to classify the Hewlett-Packard Stock Fund (HP Stock Fund) as an employee stock ownership plan, which established a dividend payout program allowing participants to elect between receiving dividends in cash or reinvesting dividends into the HP Stock Fund.

8

Supplemental Schedule

9

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

EIN 94-1081436, Plan #004
Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investments including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Registered investment companies:
	Harbor Capital Appreciation Fund	4,231,443 shares	$111,371,585
	ICAP Equity Portfolio	1,146,450 shares	46,878,335
	Templeton Foreign Index Fund	9,961,843 shares	105,994,013
	Domini Social Equity Fund	871,450 shares	23,799,309
	Vanguard Institutional Index Fund Plus	2,897,824 shares	294,940,509
*	Fidelity Magellan Fund	7,504,732 shares	733,512,512
*	Fidelity Contrafund	7,396,083 shares	364,996,709
*	Fidelity Growth & Income Portfolio	7,204,598 shares	256,699,831
*	Fidelity Low-Priced Stock Fund	7,891,022 shares	276,027,947

			2,214,220,750
	Common collective trust fund:
	Spartan Extended Market Index Fund	2,515,420 shares	68,721,280
	Money market fund:
*	Fidelity Institutional Money Market Fund	9,570,711 shares	9,570,711

*	Participant loans	Interest rates from 4.5% - 10.5%	49,300,883
	Common stock:
*	Hewlett-Packard Company	24,168,082 shares	555,140,844
	Agilent Technologies, Inc.	2,376,737 shares	69,495,790

	Total investments		$2,966,450,258

* Indicates a party-in-interest to the Plan

Column (d) cost, has been omitted as investments are all participant-directed.

10

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
June 17, 2004	/s/ Charles N. Charnas
—————————————————
CHARLES N. CHARNAS
Vice President, Deputy General Counsel
and Assistant Secretary

11